UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12B-25

Commission File Number 000-50103

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ]  Form 11-K  [X ]  Form 10-Q and form 10-QSB  [  ] For N-SAR

For Period Ended:  April 30, 2007

[  ] Transition Report on Form 10-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form N-SAR

[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  ______________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRATION INFORMATION

Full name of registrant:

International Gold Resources, Inc.

Address of principal executive office:

7200 S. Alton Way, Suite B-230

Centennial, Colorado 80112

PART II RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[  ]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or Expense;

[  ]

(b)

The subject annual report, semi annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on the Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, SAR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

International Gold Resources, Inc. (the “Company”) has delayed filing its Form 10-Q for the three months ended April 30, 2007.  On April 2, 2007, the Company appointed Tim B. Acton as its new Chief Executive Officer.  His initial focus has been to strengthen the Company’s Board of Directors and management team.  To fulfill Mr. Acton’s objective, the Company hired Rodolfo Michel’s as its new Controller on May 2, 2007.  Mr. Michel’s previously spent 12 years in accounting with a large mining company, and he is focused on revamping the Company’s financial management practices.

As a result of this increased oversight, the Company recently discovered that it is no longer eligible to file its periodic reports as a “small business issuer.”  The Company determined that it had a public float in excess of $25 million as computed in accordance with Item 10(a)(1) of Regulation S-B for the fiscal years ended October 31, 2005 and October 31, 2006, and accordingly is required to exit the small business issuer disclosure system.  The Company is in the process of amending their Form 10-QSB for the three months ended January 31, 2007 on Form 10-Q and preparing the Form 10-Q for the three months ended April 30, 2007.

Additionally, the Company’s independent registered accounting firm has not completed its SAS 71 quarterly review of the Company’s second fiscal quarter financial statements because of incomplete accounting records for the Company’s Brazilian subsidiary, which was the subject of the auditor’s scope limitation discussed in the Company’s Form 10-KSB for the fiscal year ended October 31, 2006.  The Company is in the process of collecting the appropriate records in order for the auditors to issue an unqualified opinion and complete the SAS 71 review for the second fiscal quarter of 2007.

Therefore, the compilation, dissemination, and review of the information required to complete Form 10-Q for the three months ended April 30, 2007 has imposed time constraints that have rendered timely filing of Form 10-Q impracticable without undue hardship and expense to the Company.  The Company undertakes the responsibility to file the fiscal quarterly report when the aforementioned issues have been resolved, but cannot state with certainty a date of resolution.  The Company is working as quickly as possible to return to current filing status.

PART IV OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this modification:

J. Roland Vetter

(604) 871-9031

 (Name)

(Area Code) Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[  ]

Yes

[X]

No

The Company failed to file its required Form 10-Q for the three months ended January 31, 2007 after discovering that it was no longer a “small business issuer” as of November 1, 2006, which occurred after the filing of its Form 10-QSB for the three months ended January 31, 2007 on March 19, 2007, as amended on March 20, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]

Yes

[X]

No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Gold Resources, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

June 15, 2007

By:

J. Roland Vetter

President & Chief Financial Officer